08025523

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section

FEB 27 2008

Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66647

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: STRATA PARTNERS, LLC

OFFICIAL USE ONLY
FIRM I.D.NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

219 LAKE ST S STE C

KIRKLAND	WA	98033
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MATTHEW FOWLER (206) 913-3657
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PETERSON SULLIVAN, PLLC
(Name – *if individual, state last, first, middle name*)

601 UNION ST STE 2300	SEATTLE	WA	98101
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e)(2)*

SEC 1410 (06.02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MATTHEW FOWLER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of STRATA PARTNERS, as of DECEMBER 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

K M A WILLIAMS COMM. EXP. NOTARY PUBLIC JULY 24, 2011 STATE OF WASHINGTON

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (CASH FLOWS)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. (NOT APPLICABLE)
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. (NOT APPLICABLE)
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. (NOT APPLICABLE)
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.*
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (NOT APPLICABLE)
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (NOT APPLICABLE)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (NOT APPLICABLE)

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

X (O) INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3.

* RESERVE REQUIREMENT IS NOT APPLICABLE

PETERSON SULLIVAN PLLC

CERTIFIED PUBLIC ACCOUNTANTS
601 UNION STREET, SUITE 2300
SEATTLE, WASHINGTON 98101

INDEPENDENT AUDITORS' REPORT

To the Members
Strata Partners, LLC
Kirkland, Washington

We have audited the accompanying statement of financial condition of Strata Partners, LLC as of December 31, 2007, and the related statements of income, changes in Members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Strata Partners, LLC as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Peterson Sullivan PLLC

February 22, 2008

Tel 206.382.7777 • Fax 206.382.7700 • www.pscpa.com

STRATA PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2007

ASSETS

Cash	$	97,367
Investments		142,791
Accounts receivable, net of allowance of $2,975		26,749
Other assets		15,774
	$	282,681

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Accounts payable	$	816
Pension contribution payable		6,000
Total liabilities		6,816
Members' equity		275,865
	$	282,681

See Notes to Financial Statements

STRATA PARTNERS, LLC

STATEMENT OF INCOME

For the Year Ended December 31, 2007

Revenues		
Fee income and reimbursements	$	498,787
Net loss on securities		(409,691)
Other		35,000
		124,096
Expenses		
Guaranteed payments		312,650
Professional fees		179,769
Supplies		32,793
Bad debt		2,975
Rent		27,250
Travel		26,325
Payroll taxes and benefits		18,605
Meals and entertainment		15,062
Education and training		11,767
Regulatory and trading fees		11,077
Commissions		10,000
Pension expense		6,000
Other		4,151
		658,424
Net loss	**$**	**(534,328)**

See Notes to Financial Statements

STRATA PARTNERS, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
For the Year Ended December 31, 2007

Balance, December 31, 2006	$	810,193
Net loss		(534,328)
Balance, December 31, 2007	$	275,865

See Notes to Financial Statements

STRATA PARTNERS, LLC

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2007

Cash Flows from Operating Activities		
Net loss	$	(534,328)
Adjustments to reconcile net loss to net cash flows from operating activities		
Fees received in the form of common stock in clients and warrants to purchase common stock of clients		(29,627)
Net realized and unrealized gains/losses on common stock and warrants		409,691
Change in operating assets and liabilities		
Accounts receivable		129,971
Prepaid expense		24,790
Accounts payable		(43,310)
Pension contribution payable		(53,125)
Net cash flows from operating activities		(95,938)
Cash Flows from Investment Activities		
Proceeds from sale of common stock and warrants		102,738
Payments for conversion of warrants to common stock		(35,000)
Purchase of other assets		(15,774)
Net cash flows from investing activities		51,964
Decrease in cash		**(43,974)**
Cash, beginning of year		141,341
Cash, end of year	$	97,367

See Notes to Financial Statements

NOTES TO FINANCIAL STATEMENTS

Note 1. Organization and Significant Accounting Policies

Organization

Strata Partners, LLC ("the Company") is a securities broker and dealer as approved by the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority. The Company has offices in Kirkland, Washington and Chicago, Illinois.

The Company is a limited liability company (or "LLC"), and as an LLC, the liability to the owners is generally limited to amounts invested into it. According to the LLC agreement, the Company will dissolve in June 2029 (unless the owners vote to extend the life of the Company).

Amounts earned from one company represented 66% of the total fee income and reimbursements.

Fees associated with locating investors for companies are recognized when the services are completed. Fees associated with business advisory services are recognized on a straight-line basis over the term of the services.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses during the reporting period. Actual results could differ from the estimates that were used.

Income Taxes

The LLC is not taxed at the reporting level. Instead, its items of income, loss, deduction, and credit are passed through to its member owners.

Cash

Cash includes cash in banks. The Company occasionally has deposits in excess of federally-insured limits.

Investments

Investments represent options to purchase restricted common stock and warrants in publicly traded companies. The options are recorded at fair market value using the Black-Scholes model discounted for restrictions and lack of marketability. The valuation of investments involve significant estimates and the values are subject to significant changes in the near term. Investments consist of:

Warrants to purchase common stock in Little Squaw Gold Mining Company ("Little Squaw")	$	21,081
Options to purchase common stock and warrants in Little Squaw		68,065
Options to purchase common stock and warrants in Timberline Resources Corp.		34,502
Options to purchase common stock and warrants in Revett Mineral Inc.		19,143
	$	142,791

The warrants are to purchase 999,500 shares of common stock in Little Squaw at a price per share ranging from $0.30 to $0.65 depending on when the warrants are exercised. The warrants expire between January 31, 2008, and February 24, 2009. During 2007, the Company exercised 100,000 warrants to acquire 100,000 shares of common stock for $35,000. The Company sold all of these common shares in 2007 resulting in a gain of $33,784.

The options in Little Squaw are to purchase 147,100 units at $1.00 per unit. Each unit consists of one common share and a purchase warrant for one-half of a common share. Each full warrant is convertible to one common share at an additional exercise price of $1.50. The options to purchase the units expire December 27, 2008.

The options in Timberline Resources Corp. are to purchase 15,676 units at $2.75 per unit. Each unit consists of one common share and a purchase warrant for one-half of a common share. Each full warrant is convertible to one common share at an additional exercise price of $3.50. The options to purchase the units expire on October 11, 2009.

The options in Revett Minerals Inc. are to purchase 268,000 units at $1.25 per unit. Each unit consists of one common share and a purchase warrant for one-quarter of a common share. Each full warrant is convertible to one common share at an additional exercise price of $1.36. The options to purchase the units expire on May 22, 2009.

Accounts Receivable

Accounts receivable are stated at their principal amounts less any allowance for possible uncollectible accounts. The Company uses the allowance method to recognize accounts receivable that may not be collectible. Management regularly reviews all accounts and determines which are past due (terms vary) and may not be collectible. Any amounts that would be written off are charged against the allowance.

Note 2. Related Party Transactions

The Company subleased office space in Kirkland, Washington, from a related company in 2007. The amount paid to the related company was $27,250. In 2008, the Company and the related company signed an expense sharing agreement under which the Company will pay the related company $2,750 each month for rent and related office expenses. In addition, the Company occupies office space in Chicago and the office lease expires in July 2008. One of the Company owners pays the lease cost (and is not reimbursed) and this amounted to $5,100 in 2007.

The Company also uses the office furniture and equipment of the related company without charge (any imputed value would be insignificant).

Note 3. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Accordingly, the Company is required to maintain a minimum level of net capital (as defined) of 6 2/3% of total aggregate indebtedness or $5,000, whichever is greater. At December 31, 2007, the required minimum net capital was $5,000. The Company had computed net capital of $90,551 at December 31, 2007, which was in excess of the required net capital level by $85,551. In addition, the Company is not allowed to have a ratio of aggregate indebtedness to net capital (as defined) in excess of 15 to 1. At December 31, 2007, the Company's ratio of aggregate indebtedness to net capital was .08 to 1.

SUPPLEMENTARY INFORMATION

STRATA PARTNERS, LLC

SCHEDULE I – COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

December 31, 2007

COMPUTATION OF NET CAPITAL

Members' equity		$ 275,865
Deductions		
Securities not readily marketable	$ (142,791)	
Unsecured account receivable, net	(26,749)	
Other assets	(15,774)	(185,314)
Net capital		90,551
Minimum net capital		5,000
Excess net capital		$ 85,551

COMPUTATION OF AGGREGATE INDEBTEDNESS

Accounts payable	$ 816
Pension contribution payable	6,000
	$ 6,816

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness or $5,000, whichever is greater)	$ 5,000
Percentage of aggregate indebtedness to net capital	8%
Ratio of aggregate indebtedness to net capital	0.08 to 1

Strata Partners, LLC is exempt from the computation of reserve requirements pursuant to Rule 15c3-3 under paragraph K(2)(i).

STRATA PARTNERS, LLC

SCHEDULE II – RECONCILIATION BETWEEN THE COMPUTATION OF NET CAPITAL PER THE BROKER'S UNAUDITED FOCUS REPORT, PART IIA, AND THE AUDITED COMPUTATION OF NET CAPITAL

December 31, 2007

Net capital, as reported by the Company on its unaudited focus report Part II A	$	96,551
Adjustment due to audit		
Increase in pension contribution payable		6,000
Net capital as audited	$	90,551

PETERSON SULLIVAN PLLC

CERTIFIED PUBLIC ACCOUNTANTS
601 UNION STREET, SUITE 2300
SEATTLE, WASHINGTON 98101

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Members
Strata Partners, LLC
Kirkland, Washington

In planning and performing our audit of the financial statements of Strata Partners, LLC ("the Company"), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguard securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons, and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Tel 206.382.7777 • Fax 206.382.7700 • www.pscpa.com

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Securities and Exchange Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the Securities and Exchange Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specific parties.

Peterson Sullivan PLLC

February 22, 2008

END